PREIT Announces Third Quarter 2000 Results
November 9, 2000
Page 5



[GRAPHIC OMITTED]                      Pennsylvania Real Estate Investment Trust
                                       200 South Broad Street
                                       Philadelphia, PA 19102
                                       www.preit.com
                                       -------------

                                       Phone:  215-875-0700
                                       Fax:    215-546-7311

FOR FURTHER INFORMATION:

AT THE COMPANY                AT THE FINANCIAL RELATIONS BOARD
--------------                --------------------------------
Edward A. Glickman            Joe Calabrese  Georganne Palffy Judith Sylk-Siegel
Executive Vice President      (General Info)  (Analyst Info)     (Media Info)
   and CFO                    (212) 661-8030  (312) 266-7800    (212) 661-8030
(215) 875-0700

FOR IMMEDIATE RELEASE
---------------------
November 9, 2000



                Pennsylvania Real Estate Investment Trust Reports
                    2000 Third Quarter and Nine Month Results



Philadelphia, PA, November 9, 2000-- Pennsylvania Real Estate Investment Trust (NYSE: PEI) announced today the results of its operations for the third quarter and nine months ended September 30, 2000.

2000 Third Quarter Highlights
o 2000 third quarter FFO per share increased to $0.67 per share on 14.9 million shares of beneficial interest/Operating Partnership units (collectively shares) outstanding from $0.66 per share on 14.7 million shares during the third quarter of 1999.
o Increased combined net operating income by 6.9% to $20.2 million from $18.9 million in the 1999 third quarter.
     o Same store retail net operating income increased 7.9% from the 1999 third quarter.
     o Same store multifamily net operating income increased 2.7% from the 1999 third quarter.

Third Quarter Results
For the quarter ended September 30, 2000 the Company's funds from operations
(FFO) totaled $9,977,000, a 3.0% increase over FFO of $9,683,000 for the comparable three-month period in 1999. FFO for the third quarter 2000 was $0.67 per share on 14,922,706 weighted average shares outstanding versus FFO of $0.66 per share on 14,657,596 weighted average shares for the three months ended September 30, 1999. As calculated by NAREIT, FFO is defined as net income, excluding extraordinary items, gain (or loss) on the sale of property, plus real estate related depreciation and amortization.

Net operating income before depreciation from wholly owned properties and the Company's proportionate share of partnerships and joint venture properties increased 6.9% to $20,160,000 from $18,851,000 for the three months ended September 30, 1999. This increase is due to improved performance in the Company's portfolio and the partial completion and opening of two power centers, Paxton Town Centre and Metroplex Shopping Center, during the third quarter.

Net income for the three months ended September 30, 2000 increased to $6,162,000, or $0.46 per share, on total weighted average shares outstanding of 13,387,471 compared to $5,064,000 or $0.38 per share, on 13,321,934 total weighted average shares outstanding for the three months ended September 30, 1999. Net income for the third quarter ended September 30, 2000 includes a gain on the sale of Valley View, a strip shopping center in Wilmington, DE.

Nine Months Results
FFO for the nine months ended September 30, 2000 totaled $34,381,000, a 20.8% increase over FFO of $28,459,000 for the prior comparable nine-month period ended September 30, 1999. FFO for the nine-month period totaled $2.31 per share on 14,907,903 weighted average shares outstanding, compared to $1.95 per share on 14,625,386 weighted average shares for the nine months ended September 30, 1999.

Net operating income before depreciation from wholly-owned properties and the Company's proportionate share of partnerships and joint venture properties increased 17.7% to $65,944,000 for the nine months ended September 30, 2000, from $56,020,000 for the nine months ended September 30, 1999.

On a diluted basis, net income for the nine months ended September 30, 2000 was $2.07 per share on 13,370,767 total weighted average shares outstanding compared to $1.19 per share on 13,315,203 total weighted average shares outstanding for the nine months ended September 30, 1999.

Year to date 2000 net income includes $10.2 million from gains on sales of the Company's interests in Valley View in Wilmington, DE, the CVS Building in Alexandria, VA and Park Plaza shopping center in Pinellas Park, FL. It also includes lease termination payments of $5.6 million. Net income for the 1999 nine-month period included aggregate gains of $1.5 million on the sale of 135 Commerce Drive in Fort Washington, PA, a land parcel at Crest Plaza in Allentown, PA and land located in Rancocas, NJ.

Same Store NOI Growth  -- Shopping Center and Multifamily Portfolios
Same store net operating income for the third quarter of 2000 for the Company's shopping center portfolio increased 7.9% over the comparable quarter in 1999 primarily driven by a 6.9% revenue increase in the portfolio, including substantial increases in new leases and additional rental rates at North Dartmouth Mall, which reopened in November 2000 after extensive renovations. Same store net operating income for the Company's portfolio of multifamily properties increased 2.7% over the third quarter of 1999, primarily driven by a 3.5% increase in rents and reduced rental concessions.

Comments from Management
Commenting on the Company's third quarter and nine months results, Ronald Rubin, Chief Executive Officer of PREIT said, "It was a productive quarter for the Company from both a financial and operational perspective, as demonstrated by continued growth in FFO, NOI and net income in addition to continued progress on the development front. PREIT's new development and redevelopment efforts continue to strengthen the quality of our portfolio. Further we continue to benefit from a steady income stream from our multifamily portfolio - allowing PREIT to deploy this positive cash flow into new development projects".

Dividend Announcement
The Company's Board of Trustees approved on November 7, 2000 a quarterly cash dividend of $0.51 per share, an 8.5% increase compared to the $0.47 per share for the previous 27 consecutive quarters. The dividend will be paid on December 15, 2000 to shareholders of record on November 30, 2000. The December15, 2000 dividend payment will be PREIT's 95th consecutive distribution since its initial dividend paid in August of 1962. Throughout its history, the Company has never omitted or reduced a shareholder dividend.

Mr. Rubin continued, "We are pleased to announce that the continued strong performance of our portfolio allows us to increase our quarterly dividend to an annualized rate of $2.04 per share and an 11.9% dividend yield based upon Tuesday's closing stock price. This increase was made possible by the continued growth in our operating results, significant gains resulting from the successful sale of certain non-core assets and the anticipated impact of the completion in 2001 of three shopping centers currently under development.

Portfolio Highlights
Jonathan B. Weller, PREIT's President and Chief Operating Officer commented, "Our significant development activities continue to be an important part of the PREIT growth strategy and currently consists of eight power centers, one entertainment center and one enclosed mall. These 10 projects will add approximately 2.8 million of square foot retail space to our portfolio. Simultaneously, we continue our active redevelopment program on identified projects where revenue and NOI can be increased, tenant mix enhanced and market position solidified. Combined, the selective development of new projects and the continued redevelopment of our existing portfolio should accelerate our growth throughout the remainder of 2000 as well as 2001."

Mr. Weller continued, "In addition, two properties that did not meet our long-term operating strategy, Valley View Shopping Center and Forestville Shopping Center, were sold during the 2000 third quarter for proceeds of $12.6 million and a gain of $1.4 million. Looking forward, we plan to continue to prune our portfolio by selling properties that do not meet PREIT's long-term ownership criteria."

Development Pipeline
o Paxton Towne Centre (Harrisburg, PA) - Construction of the 717,000 square foot power center is on schedule and, as of September 30, 2000, 87% complete and 80% leased. During the third quarter several stores opened including Target, Men's Wearhouse and Borders Books and Music. Additional stores are slated to open during the 2000 fourth quarter.

o Metroplex Shopping Center (Plymouth Meeting, PA) - Construction of the 780,000 square foot power center is on schedule and, as of September 30, 2000, 71% complete and 90% leased. The power center celebrated its grand opening during the third quarter, with the introduction of several stores including Lowe's, Target, Dick's Sporting Goods, Old Navy and Best Buy.

New Development Properties
The Company also announced today two new power center development projects, New Garden Township (Chester County, PA) and Cox Cro Road (Toms River, NJ). Construction of the two sites is slated to commence in mid-2001 with the 365,000 square foot New Garden Township project scheduled to commence during the second quarter and the 238,000 square foot Cox Cro Road project scheduled to commence during the third quarter. Home Depot will anchor both sites.

Capital Resources
Edward Glickman, Chief Financial Officer of PREIT, added, "During the first nine months of 2000, PREIT has aggressively managed its balance sheet and continues to closely examine financing options. Our objective is to provide the Company with additional funds for its development projects and other high-value added opportunities. Currently, we are actively engaged in negotiations to expand our line of credit and expect to announce the results of these negotiations during the 2000 fourth quarter."

As of September 30, 2000, the Company had approximately $94.4 million outstanding, including letters of credit, under its $150 million line of credit.

Quarterly Conference Call
The Company will conduct a conference call that will be broadcast simultaneously over the Internet at 11:00 EST on November 9, 2000 to review the Company's quarterly results, market trends and future outlook. The webcast will be available to the public, on a listen-only basis, via the Internet at www.vcall.com or the Company's website at www.preit.com. Please allow extra time prior to the webcast to visit the site and download the streaming media software required to listen to the Internet broadcast. The online archive of the webcast will be available for 30 days.

About Pennsylvania Real Estate Investment Trust
Pennsylvania Real Estate Investment Trust, founded in 1960 and one of the first equity REITs in the U.S., has a primary investment focus on shopping centers (approximately 9.8 million square feet) and apartment communities (7,242 units) located primarily in the eastern United States. The Company's portfolio currently consists of 45 properties in 10 states. In addition, there are 6 retail properties under development, which will add approximately 3.0 million square feet to the portfolio. Pennsylvania Real Estate Investment Trust is headquartered in Philadelphia, Pennsylvania.

The matters discussed in this report, as well as news releases issued from time to time by PREIT include use of forward-looking terminology such as "may," "will," "should," "expect," "anticipate," "estimate," "plan," or "continue" or the negative thereof or other variations thereon, or comparable terminology which constitute "forward-looking statements." Such forward-looking statements (including without limitation, information concerning PREIT's continuing dividend levels, planned acquisition, development and divestiture activities, short- and long-term liquidity position, ability to raise capital through public and private offerings of debt and/or equity securities, availability of adequate funds at reasonable cost, revenues and operating expenses for some or all of the properties, leasing activities, occupancy rates, changes in local market conditions or other competitive factors) involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of PREIT's results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. PREIT disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

                            [Financial Tables Follow]

                                      # # #
                ** A supplemental quarterly financial package **

            is available on the Company's web site at www.preit.com.

 To receive additional information on Pennsylvania Real Estate Investment Trust via fax at no charge, please dial 1-800-PRO-INFO
                        and enter the ticker symbol PEI.

PREIT Announces Third Quarter 2000 Results
November 9, 2000
Page 6

                   Pennsylvania Real Estate Investment Trust
                            Selected Financial Data


--------------------------------------------------------------------------------
FUNDS FROM OPERATIONS
--------------------------------------------------------------------------------

                                                                           Three Months Ended            Nine Months Ended
                                                                   -----------------------------   -------------------------------
                                                                   Sept 30, 2000   Sept 30, 1999   Sept 30, 2000     Sept 30, 1999
                                                                   -------------   -------------   -------------     -------------
Income before minority interest in operating partnership           $ 6,871,000     $ 5,571,000     $ 30,815,000      $ 17,409,000
Less: Gains on sales of interests in real estate                    (1,388,000)       (162,000)     (10,298,000)       (1,508,000)
Add:  Depreciation and amortization:
          Wholly owned & consolidated partnership, net               3,676,000       3,326,000       11,103,000         9,748,000
          Unconsolidated partnerships & joint ventures                 977,000       1,127,000        3,234,000         3,323,000
      Excess purchase price over net asset acquired                     73,000          54,000          219,000           161,000
      Refinancing prepayment fee of partnership/joint ventures                               -                             55,000
Less: Depreciation of non-real estate assets                           (65,000)        (60,000)        (195,000)         (180,000)
      Amortization of deferred financing assets                       (167,000)       (173,000)        (497,000)         (549,000)
                                                                   -----------     -----------     ------------      ------------
FUNDS FROM OPERATIONS                                              $ 9,977,000(1)  $ 9,683,000(1)  $ 34,381,000(1)   $ 28,459,000(1)
                                                                   ===========     ===========     ============      ============
FUNDS FROM OPERATIONS PER SHARE AND OP UNITS                             $0.67           $0.66            $2.31             $1.95
                                                                   ===========     ===========     ============      ============


Weighted average number of shares outstanding                       13,387,471      13,321,934       13,370,767        13,315,203
Weighted average effect of full conversion of OP units               1,535,235       1,335,662        1,537,136         1,310,183
                                                                   -----------     -----------     ------------      ------------
Total weighted average shares of outstanding including OP units     14,922,706      14,657,596       14,907,903        14,625,386
                                                                   -----------     -----------     ------------      ------------


 (1) Includes the non-cash effect of straight-line rents of $555,000 and $189,000 for the 3rd quarter 2000 and 1999 and $1,034,000 and $807,000 for year to date 2000 and 1999, respectively.

--------------------------------------------------------------------------------
OPERATING RESULTS
--------------------------------------------------------------------------------

                                                                           Three Months Ended            Nine Months Ended
                                                                   -----------------------------   -------------------------------
                                                                   Sept 30, 2000   Sept 30, 1999   Sept 30, 2000     Sept 30, 1999
                                                                   -------------   -------------   -------------     -------------
REVENUES
  Gross revenues from real estate                                  $ 23,203,000    $ 21,949,000    $ 74,546,000      $ 65,184,000
  Interest and other income                                             454,000         293,000       1,010,000           857,000
                                                                   ------------    ------------    ------------      ------------
                                                                     23,657,000      22,242,000      75,556,000        66,041,000
                                                                   ------------    ------------    ------------      ------------
EXPENSES
  Property operating expenses                                         8,048,000       7,925,000      23,652,000        23,289,000
  Depreciation and amortization                                       3,676,000       3,384,000      11,103,000         9,909,000
  General & administrative expenses                                     939,000         771,000       3,380,000         2,617,000
  Interest expense                                                    5,730,000       5,676,000      17,216,000        16,143,000
                                                                   ------------    ------------    ------------      ------------
                                                                     18,393,000      17,756,000      55,351,000        51,958,000
                                                                   ------------    ------------    ------------      ------------
      Income before equity in unconsolidated entities,
      gains on sales of interests in real estate and
      minority interest in operating partnership                      5,264,000       4,486,000      20,205,000        14,083,000
Equity in loss of PREIT-RUBIN, Inc.                                  (1,634,000)       (618,000)     (5,021,000)       (2,566,000)
Equity in income of partnerships and joint ventures                   1,853,000       1,541,000       5,333,000         4,384,000
Gains on sales of interests in real estate                            1,388,000(1)      162,000(2)   10,298,000(3)      1,508,000(4)
                                                                   ------------    ------------    ------------      ------------
      Income before minority interest in operating partnership        6,871,000       5,571,000      30,815,000        17,409,000
Minority interest in operating partnership                             (709,000)       (507,000)     (3,180,000)       (1,557,000)
                                                                   ------------    ------------    ------------      ------------
NET INCOME                                                          $ 6,162,000     $ 5,064,000    $ 27,635,000      $ 15,852,000
                                                                   ============     ===========    ============      ============

PER SHARE DATA
Net income before gains on sales of interests in real estate              $0.36           $0.37           $1.30             $1.08
Gains on sales of interests in real estate                                 0.10(1)         0.01(2)         0.77(3)           0.11(4)
                                                                   ------------    ------------    ------------      ------------
BASIC INCOME PER SHARE                                                    $0.46           $0.38           $2.07             $1.19
                                                                   ============    ============    ============      ============
DILUTED INCOME PER SHARE                                                  $0.46           $0.38           $2.07             $1.19
                                                                   ============    ============    ============      ============
Weighted average number of shares outstanding                        13,387,471      13,321,934      13,370,767        13,315,203
                                                                   ------------     -----------    ------------      ------------

(1) 3rd qtr 2000 includes gain on sale of Valley View, Wilmington, DE
(2) 3rd qtr 1999 includes gain on sale of land in Rancocas, NJ.
(3) Year to date 2000 includes gains on sales of Valleyview, Wilmington, DE, of CVS Building, Alexandria, VA and gain on sale of interest in Park Plaza shopping center in Pinellas Park, Florida.
(4) Year to date 1999 includes gains on sales of interest in 135 Commerce Drive, Fort Washington, PA, land parcel at Crest Plaza, Allentown, PA and land located in Rancocas, NJ.

PREIT Announces Third Quarter 2000 Results
November 9, 2000
Page 7

                   Pennsylvania Real Estate Investment Trust
                            Selected Financial Data


--------------------------------------------------------------------------------
EQUITY IN INCOME OF PARTNERSHIPS
AND JOINT VENTURES
--------------------------------------------------------------------------------

                                                                           Three Months Ended            Nine Months Ended
                                                                   -----------------------------   ---------------------------------
                                                                   Sept 30, 2000   Sept 30, 1999   Sept 30, 2000     Sept 30, 1999
                                                                   -------------   -------------   -------------     ---------------
Gross revenues from real estate                                    $ 16,381,000    $ 14,388,000    $ 55,942,000      $ 42,909,000
                                                                   ============    ============    ============      ============
Expenses:
   Property operating expenses                                        5,468,000       4,603,000      18,604,000        14,285,000
   Mortgage and bank loan interest                                    5,113,000       4,398,000      18,150,000        12,917,000
   Refinancing prepayment fee (1)                                             -               -               -           110,000
   Depreciation and amortization                                      2,531,000       2,291,000       8,592,000         6,756,000
                                                                                   ------------                      ------------
                                                                     13,112,000      11,292,000      45,346,000        34,068,000
                                                                   ------------    ------------    ------------      ------------
                                                                      3,269,000       3,096,000      10,596,000         8,841,000
Partner's Share                                                      (1,416,000)     (1,555,000)     (5,263,000)       (4,457,000)
                                                                   ------------    ------------    ------------      ------------
EQUITY IN INCOME OF PARTNERSHIPS
       AND JOINT VENTURES                                          $  1,853,000     $ 1,541,000    $  5,333,000      $  4,384,000
                                                                   ============    ============    ============      ============

(1) The Company's share is $55,000.

              Supplemental Information for Wholly Owned Properties
              ----------------------------------------------------
    and the Company's Proportionate Share of Partnerships and Joint Ventures
    ------------------------------------------------------------------------

--------------------------------------------------------------------------------
EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION
AND AMORTIZATIONS ("EBITDA")
--------------------------------------------------------------------------------

                                                                           Three Months Ended            Nine Months Ended
                                                                   -----------------------------   -------------------------------
                                                                   Sept 30, 2000   Sept 30, 1999   Sept 30, 2000     Sept 30, 1999
                                                                   -------------   -------------   -------------     -------------
Gross Revenues                                                     $ 23,203,000    $ 21,949,000    $ 74,546,000      $ 65,184,000
Operating expenses                                                   (8,048,000)     (7,925,000)    (23,652,000)      (23,289,000)
                                                                   ------------    ------------    ------------      ------------
Net operating income: Wholly-owned properties                        15,155,000      14,024,000      50,894,000        41,895,000
Company's proportionate share of partnerships and
  joint ventures net operating income                                 5,005,000       4,827,000      15,050,000        14,125,000
                                                                   ------------    ------------    ------------      ------------
Combined net operating income                                        20,160,000      18,851,000      65,944,000        56,020,000
Interest income                                                         454,000         293,000       1,010,000           857,000
Company's proportionate share of PREIT-RUBIN, Inc.
  net operating income (loss)                                        (1,165,000)       (149,000)     (3,732,000)       (1,352,000)
General and administrative expenses                                    (939,000)       (771,000)     (3,379,000)       (2,617,000)
                                                                   ------------    ------------    ------------      ------------
EBITDA                                                             $ 18,510,000    $ 18,224,000    $ 59,843,000      $ 52,908,000
                                                                   ============    ============    ============      ============

MORTGAGE NOTES, BANK AND CONSTRUCTION LOANS PAYABLE
---------------------------------------------------

Wholly-Owned Properties                                                                            Sept 30, 2000     Dec. 31, 1999
-----------------------                                                                            -------------     -------------
  Mortgage notes payable                                                                           $ 263,583,000     $ 266,830,000
  Bank Loans payable                                                                                  87,700,000        91,000,000
  Construction Loan Payable                                                                           20,423,000         6,804,000
                                                                                                   -------------     -------------
                                                                                                     371,706,000       364,634,000

Company's Proportionate Share of
Partnerships and Joint Ventures
-------------------------------
  Mortgage notes payable                                                                             111,881,000       113,670,000
  Bank loans payable
  Construction loans payable                                                                          22,973,000        11,149,000
                                                                                                   -------------     -------------
Total mortgage notes and bank loans payable                                                        $ 506,560,000     $ 489,453,000
                                                                                                   =============     =============